Exhibit 99.9

Director's Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

Pursuant to the dividend paid by the Company on 11th February 2005, the Company was notified on 18 February 2005 that on 16th February 2005 the following Directors purchased Ordinary Shares in the Company at a price of 132.93 pence per share under the Cable & Wireless Share Purchase Plan: -

Rob Rowley – 17 Ordinary Shares
Charles Herlinger – 11 Ordinary Shares
George Battersby – 11 Ordinary Shares